UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 23, 2022

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

568 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On February 23, 2022, HYLETE, Inc. (the “Company”) received a copy of a civil complaint filed in California State Court by Company’s former CEO, Ronald L. Wilson, II (the “Complaint”), and naming as defendants, the Company, several of its current, and former, Board Members, one of its officers, and the Company’s principal investor, Black Oak Capital (“Black Oak”). Within the Complaint, Mr. Wilson alleges, among other things, various causes of action related to an alleged agreement between Company and Mr. Wilson, and, the Company’s most recent round of financing involving Black Oak. Specifically, the Complaint raises the following causes of action against one or more of the defendants: breach of contract; fraudulent inducement, intentional interference with employment contract, defamation, promissory estoppel, and failure to pay wages owed.

The Company and Black Oak believe the claims made by Mr. Wilson are without merit and they intend to defend themselves vigorously against such claims listed in the Complaint. While the Company and Black Oak believe they will be successful in defending against Mr. Wilson’s claims, there can be no assurance as to the outcome of this lawsuit.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Adam Colton
Name:	Adam Colton
Title:	Chief Executive Officer

Date:	March 21, 2022